FOR IMMEDIATE RELEASE

Contact:	Brent M. Giles
President and Chief Executive Officer
(816) 781-4822

LIBERTY BANCORP, INC. ANNOUNCES COMPLETION OF
ODD-LOT TENDER OFFER

November 24, 2009, Liberty, Missouri — Liberty Bancorp, Inc. (Nasdaq: LBCP) (the “Company”) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares as of the close of business on September 22, 2009 expired at 5:00 p.m., Eastern time, on Friday, November 20, 2009. The Company has accepted for purchase pursuant to the odd-lot tender offer 4,631 shares of its common stock from tendering shareholders. The Company will pay $15.00 for each share purchased as well as a $50.00 bonus for all properly executed tenders received prior to November 20, 2009, and payment for the shares tendered will be made promptly.

Liberty Bancorp, Inc., through its subsidiary, BankLiberty (the “Bank”), offers banking and related financial services to both individual and commercial customers. The Bank is headquartered in Liberty, Missouri, with nine additional retail banking facilities in the Kansas City metropolitan area.